UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Annexon, Inc.
(Name of issuer)

Common Stock, par value $0.001
(Title of class of securities)
03589W102
(CUSIP number)
Muneer A. Satter
c/o Alerce Investment Management, L.P.
676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611
(312) 448-5500

February 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03589W102	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Muneer A. Satter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,679,521

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
7,679,521

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,679,521

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No. 03589W102	Page 3 of 5

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on July 18, 2022 (the “Original Filing”) by Muneer A. Satter with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Annexon, Inc. (the “Company”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, provided, that references to SMTP II made in the Original Filing shall be deemed to be references to Alerce Medical.

Item 2.	Identity and Background.
Item 2 is hereby amended and restated in its entirety as follows:
(a) Muneer A. Satter (the “Reporting Person”).

(b) The address of the principal business office of the Reporting Person is c/o Alerce Investment Management, L.P, 676 N. Michigan Avenue, Suite 4000, Chicago IL, 60611.

(c) The Reporting Person is Founder and Managing Partner of Satter Medical Technology Partners, L.P. (“SMTP”) and Alerce Medical Technology Partners, L.P. (“Alerce Medical”) (formerly known as Satter Medical Technology Partners II, L.P.), and Chairman of Satter Investment Management LLC, a family office and private investment firm. The principal business of the Reporting Person is to make investments in both private and public companies in the medical technology industry (broadly defined to include biotech, medical devices and healthcare services) on behalf of SMTP, Alerce Medical, and various trusts and other entities affiliated with the Reporting Person.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

Item 3 is hereby amended by the addition of the following:

On February 10, 2023, Alerce Medical purchased 2,647,058 shares of Common Stock on Nasdaq for $6.80 per share, in cash, for total consideration of approximately $18 million. The Reporting Person acquired beneficial ownership of the shares of Common Stock acquired by Alerce Medical. The source of funds for the acquisition of shares in the offering was capital committed by the partners of Alerce Medical.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a)
Amount beneficially owned as of the date hereof:

The Reporting Person beneficially owns an aggregate of 7,679,521 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 240,000 shares of Common Stock that are held by Muneer A. Satter Revocable Trust, for which the Reporting Person serves as trustee, and, in such capacity, has sole voting and dispositive power over all such shares; (b) 567,240 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares; (c) 1,147,738 shares of Common Stock that are held by SMTP, for which the Reporting Person has sole voting

SCHEDULE 13D

CUSIP No. 03589W102	Page 4 of 5

and dispositive power over all such shares, (d) 5,101,046 shares of Common Stock that are held by Alerce Medical, for which the Reporting Person has sole voting and dispositive power over all such shares, (e) 613,497 shares of Common Stock that may be obtained by exercising Common Warrants held by Alerce Medical, for which the Reporting Person has sole voting and dispositive power over all such shares, and (f) 10,000 shares of Common Stock underlying vested stock options awarded to the Reporting Person in his individual capacity by the Company for his service as a Company director (in addition to 24,000 shares of Common Stock underlying unvested stock options awarded to the Reporting Person by the Company on June 9, 2022, as reported by the Reporting Person in a Form 4 filed with the SEC on June 13, 2022, which shares are not included in the Reporting Person’s beneficial ownership of Common Stock as of the date hereof).

Percent of class:

In the aggregate, the Reporting Persons beneficially owns 7,679,521 shares of Common Stock, or 15.0% of the total number of shares of Common Stock outstanding, as calculated pursuant to Rule 13d-3(d)(1)(i).
All percentages calculated in this Schedule 13D are based upon 50,493,255 shares of Common Stock outstanding as of February 15, 2023, as disclosed to the Reporting Person by the Company, adjusted, for the purposes of calculating the Reporting Person’s percentage beneficial ownership of the class of Common Stock, pursuant to Rule 13d-3(d)(1)(i).

(b)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

	(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

	(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

	(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c)	The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5(c), as applicable.

(d)
Information regarding the holders of the shares of Common Stock beneficially owned by the Reporting Person is disclosed in Item 5(a). Such holders and their participating partners or beneficiaries, as the case may be, are ultimately entitled to the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2023
By:	/s/ Muneer A. Satter
Muneer A. Satter